March 31, 2006


Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549


Re:     NASB Financial, Inc.
        Form 10-K for fiscal year ended September 30, 2005
        Form 10-Q for period ended December 31, 2005
        File Number: 000-24033


Dear Sir or Madam:

The following are in response to the items noted in your letter dated March 22, 2006:

2005 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1. The 2005 Annual Report filing will be amended to include the following separately captioned section:

Off Balance Sheet Arrangements and Contractual Obligations

     Various commitments and contingent liabilities arise in the normal course of business, which are not required to be recorded on the balance sheet. The most significant of these are loan commitments and standby letters of credit.
The bank had outstanding commitments to originate mortgage loans for it's portfolio and standby letters of credit totaling $23.6 million and $5.5 million, respectively, at September 30, 2005. In addition, the Bank had outstanding commitments to originate mortgage loans totaling $165.6 million at September 30, 2005, which it had committed to sell to outside investors. Since commitments may expire unused or be only partially used, these totals do not necessarily reflect future cash requirements. Management does not anticipate any material losses arising from commitments and contingent liabilities and believes that there are no material commitments to extend credit that represent risk of an unusual nature.

     Management anticipates that the Company will continue to have sufficient funds through repayments and maturities of loans and securities, deposits and borrowings, to meet its commitments.

Liquidity and Capital Resources, page 11

2. The 2005 Annual Report filing will be amended to add the following to the liquidity and capital resources section:

     Under OTS regulations, there is no limit to the amount of capital that the Bank may distribute to the Company in the form of dividends. However, each dividend distribution is subject to a thirty-day review by the OTS, who can take exception to any proposed dividend. Declared dividends remain unpaid until management receives written notification of "no exception" from the OTS.

3. The 2005 Annual Report will be amended so that the Liquidity and Capital Resources section is as follows:

Liquidity and Capital Resources

     Effective July 18, 2001, the OTS adopted a rule that
removed the regulation to maintain a specific average daily
balance of liquid assets, but retained a provision that
requires institutions to maintain sufficient liquidity to
ensure their safe and sound operation.  North American
maintains a level of liquid assets adequate to meet the
requirements of normal banking activities, including the
repayment of maturing debt and potential deposit
withdrawals.  The Bank's primary sources of liquidity are
the sale and repayment of loans, retention of existing or
newly acquired retail deposits, and FHLB advances.
Management continues to use FHLB advances as a primary
source of short-term funding.  FHLB advances are secured by
a blanket pledge agreement of the loan and securities
portfolio, as collateral, supported by quarterly reporting
of eligible collateral to FHLB.  Available FHLB borrowings
are limited based upon a percentage of the Bank's assets
and eligible collateral, as adjusted by appropriate
eligibility and maintenance levels.  Management continually
monitors the balance of eligible collateral relative to the
amount of advances outstanding.   At September 30, 2005,
the Bank had available advances at FHLB of $560.8 million, and outstanding advances of $465.9 million. The Bank has established relationships with various brokers, and, as a secondary source of liquidity, the Bank may purchase brokered deposit accounts. At September 30, 2005, the Bank has $94.8 million in brokered deposits, and it could purchase up to an additional$132.3 million in brokered deposits and remain "well capitalized" as defined by the OTS.

     Fluctuations in the level of interest rates typically impact prepayments on mortgage loans and mortgage related securities. During periods of falling rates, these prepayments increase and a greater demand exists for new loans. The Bank's ability to attract and retain customer deposits is partially impacted by area competition and by other alternative investment sources that may be available to the Bank's customers in various interest rate environments. Management is not currently aware of any other trends, market conditions, or other economic factors that could materially impact the Bank's primary sources of funding or affect its future ability to meet obligations as they come due. Although future changes to the level of market interest rates is uncertain, management believes its sources of funding will continue to remain stable during upward and downward interest rate environments. In the unlikely event of a significant change in the availability of the Bank's funding sources, the Bank could obtain funding through the various capital market alternatives available such as an issuance of corporate debt, commercial paper or fed funds.

     The OTS also requires thrift institutions to maintain specified levels of regulatory capital. As of September
30, 2005, the Bank's regulatory capital exceeded all minimum capital requirements, which consist of three components: tangible, core, and risk-based. A schedule, which more fully describes the Bank's regulatory capital requirements, is provided in the notes to the consolidated financial statements.

     Under OTS regulations, there is no limit to the amount of capital that the Bank may distribute to the Company in the form of dividends. However, each dividend distribution is subject to a thirty-day review by the OTS, who can take exception to any proposed dividend. Declared dividends remain unpaid until management receives written notification of "no exception" from the OTS.

Consolidated Statements of Cash Flows, page 15

4.  Cash flows from the origination and sale of loans held
for sale are appropriately disclosed in the operating
section of the statement of cash flows in accordance with
paragraph 9 of SFAS 102.  Principal repayments of mortgage
loans receivable held for sale are included in the
investing activities section of the Statement of Cash
Flows.   Upon further review of SFAS 102, we believe that
the repayments were classified correctly due to the following:

- The standard does not specifically addresses principal repayments on loans held for sale. Thus, our interpretation of the standard has historically been that the operating classification applies only cash received and paid for the sale and origination of loans held for sale. This interpretation was not challenged when the SEC performed it's review of our fiscal 2002 filings. While the SEC may currently have a different interpretation of the standard as it applies to repayments on loans held for sale, we do not feel this warrants a revision to the 2005 Annual
    Report.

-   Paragraph 9 of SFAS 102 specifically refers to loans
    "held for short periods of time." The bank's large amount of principal repayments on loans held for sale
    ($16.5 million for fiscal year ended September 30, 2005) relate primarily to a portfolio of loans which were largely originated in prior years, and classified as held for sale. However, these loans were not sold within a short period of time, and, as disclosed in
    Note 5 to the 2005 Annual Report, the decision was made at September 30, 2005 to transfer this portfolio to the held to maturity category, as there were no foreseeable future events which would cause the bank to sell these loans.

Management does not believe that a revision to the 2005
Annual Report is necessary due to the fact that the standard is silent regarding the treatment of such repayments, and the fact that the loans related to such repayments were not held for a short period of time (and subsequently transferred to the held to maturity classification). Additionally, it is management's opinion that the cash flow statement, as present, is not misleading to investors, as the principal repayments line is clearly labeled as including both loans held for investment and held for sale.

The loans remaining in the held for sale portfolio at September 30, 2005, are only those which are held for immediate sale, thus, future repayments will be immaterial.


Upon acceptance of our responses provided above, I will submit amended filings as noted. Please contact me via telephone (816-316-4074) or e-mail (rnyhus@nasb.com) when your review is complete so that I may submit amended filings. If you have additional questions or comments, feel free to contact me.


Sincerely,

/s/ Rhonda Nyhus

Rhonda Nyhus
Vice President and Treasurer